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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             IVI CHECKMATE CORP.
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                              (Name of Issuer)

                                COMMON STOCK
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                       (Title of Class of Securities)

                                 450928106
                     ----------------------------------
                              (CUSIP Number)

                               AUGUST 2, 1999
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 450928106
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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     DATACARD CORPORATION                 41-0950297
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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

     DELAWARE
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 Number of Shares             (5) Sole Voting Power
 Beneficially                     2,000,000*
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  2,000,000*
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,000,000*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
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(11) Percent of Class Represented by Amount in Row (9)

     7.3% AS OF AUGUST 2, 1999; 9.9% AS OF DECEMBER 31, 2000*
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(12) Type of Reporting Person (See Instructions)

     CO
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* See Item 4(a) on Page 3.


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ITEM 1.

    (a)   Name of Issuer
          IVI Checkmate Corp.
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    (b)   Address of Issuer's Principal Executive Offices
          1003 Mansell Road, Roswell, GA 30076-1507
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ITEM 2.

    (a)   Name of Person Filing
          DataCard Corporation
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    (b)   Address of Principal Business Office or, if none, Residence
          11111 Bren Road West, Minnetonka, MN 55343
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    (c)   Citizenship
          Delaware
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    (d)   Title of Class of Securities
          Common Stock
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    (e)   CUSIP Number
          450928106
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
         Not Applicable
         ----------------------------------------------------------------------


ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:  2,000,000* shares.

                  *On April 1, 1999, DataCard Corporation ("DataCard") and its then wholly owned subsidiary, DataCard Financial Systems Corporation ("FSC"), entered into an asset purchase agreement (the "Asset Purchase Agreement") with IVI Checkmate Corp. ("IVI Checkmate"). Pursuant to the Asset Purchase Agreement, DataCard sold all of the assets of FSC to IVI Checkmate in exchange for 894,663 shares of IVI Checkmate's Series D convertible preferred stock (the "Preferred Stock"), subject to certain post-closing adjustments. The Preferred Stock was issued to DataCard on April 19, 1999. After post-closing adjustments, DataCard owns 803,353 shares of the Preferred Stock. Beginning on April 1, 1999, dividends began to accrue annually on the outstanding "principal amount" of each share of the Preferred Stock at the rate of 9% per annum, based on a principal amount of $9.00 per share. Accrued and unpaid dividends are payable upon the conversion or redemption of the Preferred Stock, as described below. To date, DataCard has earned $1,182,676 in unpaid dividends.

                  In accordance with the Asset Purchase Agreement and the Certificate of Designation for the Preferred Stock, under certain circumstances, enumerated below, DataCard may convert the Preferred Stock into common stock of IVI Checkmate (the "Common Stock"). The number of shares of Common Stock into which the Preferred Stock shares held by DataCard may be converted is currently indeterminable, both because the deemed value of each share of Preferred Stock


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         changes over time (as described below), and because the rate of conversion of the Preferred Stock floats. The conversion rate is based on the trailing average closing price of the Common Stock as reported on the NASDAQ National Market for the 20 trading days prior to the date on which DataCard notifies IVI Checkmate it wishes to convert the Preferred Stock. Because the conversion rate floats, it is not possible to calculate with certainty the number of shares or percentage of Common Stock that would be owned by DataCard upon conversion of the Preferred Stock until the actual date of conversion. However, based on the number of shares of Common Stock outstanding and on the 20-day trailing average closing price of the Common Stock as of any date from August 2, 1999 through the date of this filing, under certain circumstances DataCard has the right to acquire beneficial ownership upon conversion of the Preferred Stock of more than 5% of the Common Stock. Because the Asset Purchase Agreement and Certificate of Designation for the Preferred Stock prohibit IVI Checkmate from issuing more than 2,000,000 shares of Common Stock to DataCard without approval of IVI Checkmate's shareholders, the maximum number of shares as to which DataCard may have beneficial ownership at any time from August 2, 1999 through the date of this filing is 2,000,000 shares, which would constitute less than 10% of the total number of shares of Common Stock outstanding. Under the terms of the Asset Purchase Agreement and the Certificate of Designation for the Preferred Stock, the Preferred Stock must be converted into cash or shares of Common Stock by May 30, 2004. Until that time, subject to variances in the total number of shares of Common Stock outstanding and the market price of the Common Stock after the date of this filing, DataCard may continue to have beneficial ownership of more than 5% but less than 10% of the Common Stock.

                  The circumstances under which the Preferred Stock may be converted into Common Stock, and the formulas by which the number of shares of Common Stock to be issued upon conversion shall be calculated, as set forth in the Asset Purchase Agreement and the Certificate of Designation for the Preferred Stock, are as follows:

                  1. EARLY GRADUATED REDEMPTION RIGHT FROM OCTOBER 1, 1999 THROUGH JUNE 30, 2000: At any time from October 1, 1999 through June 30, 2000, DataCard may require IVI Checkmate to redeem the Preferred Stock, plus all accrued and unpaid dividends, for cash or shares of Common Stock, at IVI Checkmate's option. If IVI Checkmate determines to redeem the Preferred Stock for shares of Common Stock, IVI Checkmate will issue to DataCard that number of shares of Common Stock equal to
         (a) the sum of (i) the dividends accrued and unpaid through the date of payment plus (ii) the product of $6.00 times the number of shares of Preferred Stock, divided by (b) the average of the closing prices of the Common Stock as reported on NASDAQ for the 20 trading days prior to the date on which DataCard notifies IVI Checkmate of its wish to redeem the Preferred Stock. However, the maximum number of shares that may be issued to DataCard is 2,000,000 shares, unless IVI Checkmate chooses to seek and obtains shareholder approval to issue additional shares to DataCard beyond the 2,000,000 share limit.

                  2. EARLY GRADUATED REDEMPTION RIGHT FROM JULY 1, 2000 THROUGH APRIL 1, 2001: At any time from July 1, 2000 through April 1, 2001, DataCard may require IVI Checkmate to redeem the Preferred Stock, plus all accrued and unpaid dividends, for cash or shares of Common Stock, at IVI Checkmate's option. If IVI Checkmate determines to redeem the Preferred Stock for shares of Common Stock, IVI Checkmate will issue to DataCard that number of shares of Common Stock equal to (a) the sum of
         (i) the dividends accrued and unpaid through the date of payment plus
         (ii) the product of $7.00 times the number of shares of Preferred Stock, divided by (b) the average of the closing prices of the Common Stock as reported on NASDAQ for the 20 trading days prior to the date on which DataCard notifies IVI Checkmate of its wish to redeem the Preferred Stock. However, the maximum number of shares that may be issued to DataCard is 2,000,000 shares, unless IVI Checkmate chooses to seek and obtains shareholder approval to issue additional shares to DataCard beyond the 2,000,000 share limit.

                  3. EARLY GRADUATED REDEMPTION RIGHT FROM APRIL 2, 2001 THROUGH MARCH 31, 2002: At any time from April 2, 2001 through March 31, 2002, DataCard may require IVI Checkmate to redeem


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         the Preferred Stock, plus all accrued and unpaid dividends, for cash or shares of Common Stock, at IVI Checkmate's option. If IVI Checkmate determines to redeem the Preferred Stock for shares of Common Stock, IVI Checkmate will issue to DataCard that number of shares of Common Stock equal to (a) the sum of (i) the dividends accrued and unpaid through the date of payment plus (ii) the product of $8.00 times the number of shares of Preferred Stock, divided by
         (b) the average of the closing prices of the Common Stock as reported on NASDAQ for the 20 trading days prior to the date on which DataCard notifies IVI Checkmate of its wish to redeem the Preferred Stock. However, the maximum number of shares that may be issued to DataCard is 2,000,000 shares, unless IVI Checkmate chooses to seek and obtains shareholder approval to issue additional shares to DataCard beyond the 2,000,000 share limit.

                  4. RIGHT TO CONVERT TO COMMON FROM APRIL 1, 2002 THROUGH APRIL 1, 2004: At any time from April 1, 2002 through April 1, 2004, DataCard may elect to convert the Preferred Stock to Common Stock on the basis of one share of Common Stock for one share of Preferred Stock and one share of Common Stock for each $9.00 of dividends accrued and unpaid through the date of conversion. Notwithstanding this right, if on any day from April 1, 2002 through May 30, 2002 the closing price of the Common Stock is less than $9.00 per share, then DataCard may require IVI Checkmate to redeem the Preferred Stock, plus all accrued and unpaid dividends, for either cash or shares of Common Stock, at IVI Checkmate's option. If IVI Checkmate determines to redeem the Preferred Stock for shares of Common Stock, IVI Checkmate will issue to DataCard that number of shares of Common Stock equal to (a) the sum of (i) the dividends accrued and unpaid through the date of payment plus (ii) the product of $9.00 times the number of shares of Preferred Stock, divided by (b) the average of the closing prices of the Common Stock as reported on NASDAQ for the 20 trading days prior to the date on which DataCard notifies IVI Checkmate of its wish to redeem the Preferred Stock. However, the maximum number of shares that may be issued to DataCard is 2,000,000 shares, unless IVI Checkmate chooses to seek and obtains shareholder approval to issue additional shares to DataCard beyond the 2,000,000 share limit.

                  5. MANDATORY CONVERSION FROM APRIL 2, 2004 THROUGH MAY 30, 2004: If DataCard has not elected to convert the Preferred Stock to Common Stock by April 1, 2004, then, beginning on April 2, 2004 and continuing through May 30, 2004, IVI Checkmate must redeem the Common Stock for either cash or shares of Common Stock, at IVI Checkmate's option. If IVI Checkmate determines to redeem the Preferred Stock for shares of Common Stock, IVI Checkmate will convert the Preferred Stock to Common Stock on the basis of one share of Common Stock for one share of Preferred Stock, and shares of Common Stock for each $9.00 of dividends accrued and unpaid through the date of conversion.
         ----------------------------------------------------------------------
    (b) Percent of class:
         7.3% as of August 2, 1999; 9.9% as of December 31, 2000 (see Item 4
        (a) above)
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    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
              2,000,000 (see Item 4(a) above)
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         (ii) Shared power to vote or to direct the vote
              0
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        (iii) Sole power to dispose or to direct the disposition of
              2,000,000 (see Item 4(a) above)
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
              0
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001

                                       DATACARD CORPORATION

                                       By: /s/ Jeffrey J. Hattara
                                          -----------------------------------

                                       Name: Jeffrey J. Hattara
                                       Title: Chief Financial Officer


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